UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 2)

Paramount Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

69924R108

(CUSIP Number)

Colin J. Daniels, Esq.

Monarch Alternative Capital LP

535 Madison Avenue

New York, NY 10022

Telephone: (212) 554-1700

With a copy to:

Neil Q. Whoriskey, Esq.

Scott W. Golenbock, Esq.

Milbank LLP

55 Hudson Yards

New York, New York 10001

(212) 530-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Monarch Alternative Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,966,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,966,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,966,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.53%[1]
14	TYPE OF REPORTING PERSON PN, IA

[1]

Calculated based on 219,823,849 shares of the common stock, $0.01 par value, of Paramount Group, Inc., outstanding as of October 14, 2022, as reported in Paramount Group, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 filed with the Securities and Exchange Commission on October 26, 2022.

1	NAME OF REPORTING PERSON MDRA GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,966,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,966,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,966,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.53%[2]
14	TYPE OF REPORTING PERSON PN, HC

[2]

Calculated based on 219,823,849 shares of the common stock, $0.01 par value, of Paramount Group, Inc., outstanding as of October 14, 2022, as reported in Paramount Group, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 filed with the Securities and Exchange Commission on October 26, 2022.

1	NAME OF REPORTING PERSON Monarch GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,966,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,966,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,966,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.53%[3]
14	TYPE OF REPORTING PERSON OO, HC

[3]

Calculated based on 219,823,849 shares of the common stock, $0.01 par value, of Paramount Group, Inc., outstanding as of October 14, 2022, as reported in Paramount Group, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 filed with the Securities and Exchange Commission on October 26, 2022.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed with respect to the common stock, par value $0.01 per share (the “Shares”), of Paramount Group, Inc. (the “Issuer”), to amend the Schedule 13D filed on February 25, 2022 (the “Original Schedule 13D”) and the amendment to the Original Schedule 13D filed on March 4, 2022 (“Amendment No. 1”). This Amendment No. 2 shall be referred to collectively with the Original Schedule 13D and Amendment No. 1 as the “Schedule 13D”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

As of the date of this Amendment No. 2, the Reporting Persons are no longer beneficial owners of more than 5% of the Issuer’s Shares. The filing of this Amendment No. 2 represents the final amendment to this Schedule 13D and constitutes an exit filing for the Reporting Persons.

ITEM 1. Security and Issuer.

There are no changes to the Item 1 information previously filed.

ITEM 2. Identity and Background.

There are no changes to the Item 2 information previously filed.

ITEM 3. Source and Amount of Funds or Other Consideration.

There are no changes to the Item 3 information previously filed.

ITEM 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

The Reporting Persons have no plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraph (a) through (j) of Item 4 of Schedule 13D. Between October 24, 2022 and November 7, 2022, the Reporting Persons sold an aggregate of 2,234,000 Shares in open market transactions at the prices set forth on Annex A attached hereto. As a result, the Reporting Persons now own approximately 4.53% of the outstanding Shares of the Issuer.

ITEM 5. Interest in Securities of the Issuer.

Item 5 is hereby and amended and supplemented by adding the following:

(a) and (b)

The information contained on the cover pages of this Schedule 13D is incorporated into this Item 5 by reference. Based upon the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, as filed with the Securities and Exchange Commission on October 26, 2022, there were 219,823,849 shares of the Issuer’s common stock outstanding as of October 14, 2022. Each of the Monarch Funds has delegated beneficial ownership of the Shares held by such Monarch Fund to MAC, and thus, no such Monarch Fund has the ability to vote or dispose of the Shares held by it absent a decision to do so by MAC.

(c)

Other than as reported on Annex A attached hereto, the Reporting Persons have not effected any transactions involving the Shares during the past sixty (60) days.

(d)

Other than the Monarch Funds, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein.

(e)

As a result of the transactions described herein, the Reporting Persons ceased to be the beneficial owner of more than 5% of the Issuer’s Shares on October 25, 2022. The Filing of this Amendment No. 2 represents the final amendment to this Schedule 13D and constitutes an exit filing for the Reporting Persons.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no changes to the Item 6 information previously filed.

ITEM 7. Materials to Filed as Exhibits.

There are no changes to the Item 7 information previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2022

Monarch Alternative Capital LP

By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Chief Executive Officer

MDRA GP LP

By: Monarch GP LLC, as general partner

By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Member

Monarch GP LLC

By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Member

ANNEX A

Reporting Person	Trade Date	Shares Sold	Price per Share ($)
Monarch Alternative Capital LP	10/24/2022	432,757.00	6.71
Monarch Alternative Capital LP	10/25/2022	1,200,000.00	6.69
Monarch Alternative Capital LP	10/26/2022	250,000.00	6.71
Monarch Alternative Capital LP	11/2/2022	33,182.00	6.50
Monarch Alternative Capital LP	11/4/2022	250,061.00	6.50
Monarch Alternative Capital LP	11/7/2022	68,000.00	6.55